                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 2)

                       InterTrust Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46113Q109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_] Rule 13d-1(b)

      [_] Rule 13d-1(c)

      [X] Rule 13d-1(d)

                         (Continued on following pages)

----------------------                                     -------------------
CUSIP NO. 46113Q109                  13G                    Page 1 of 4 Pages
----------------------                                     -------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      Victor Shear
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]

                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S. Citizen

------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              15,103,096
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             15,103,096
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               0
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                15,103,096

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                15.8%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      IN
------------------------------------------------------------------------------

----------------------                                     -------------------
CUSIP NO. 46113Q109                  13G                    Page 2 of 4 Pages
----------------------                                     -------------------


         (a)     NAME OF ISSUER:
                 InterTrust Technologies Corporation (the "Company")
         (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 4750 Patrick Henry Blvd., Santa Clara, CA 95054

         ITEM 2.

         Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name;
(b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

         (a)     Victor Shear
         (b)     4750 Patrick Henry Blvd., Santa Clara, CA 95054
         (c)     U.S. Citizen
         (d)     Common Stock
         (e)     46113Q109

         ITEM 3.

         Not Applicable

         ITEM 4.

         (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:



                       Common Stock                                                   Dispositive
Filing Person       Beneficially Owned      % of Class (1)        Voting Power           Power
-------------       ------------------      --------------        ------------           -----
Victor Shear              15,103,096              15.8             15,103,096         15,103,096




         (1)     Based on 95,262,440 outstanding shares as of December 31, 2001.

         ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

         ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

----------------------                                     -------------------
CUSIP NO. 46113Q109                  13G                    Page 3 of 4 Pages
----------------------                                     -------------------


         ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not Applicable.

         ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

         ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

         ITEM 10. CERTIFICATION

         Not Applicable.

----------------------                                     -------------------
CUSIP NO. 46113Q109                  13G                    Page 4 of 4 Pages
----------------------                                     -------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002                  VICTOR SHEAR


                                          By:   /s/ Victor Shear
                                             -----------------------------------